FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7
 May 2009

HSBC BANK
CANADA
FIRST QUARTER 200
9
 RESULTS
^

  Net income attributable to common shares was C$
  85

  million for the quarter ended 31 March 200
  9
  , a
   decrease
   of
  52.8
   per cent over the same period in 200
  8
  .^^

  The cost efficiency ratio was 49.1 per cent for the quarter ended 31 March 2009 compared with 46.7 per cent for the same period in 2008.

  Return on average common equity was
  10.0
   per cent for the quarter ended 31 March 200
  9
   compared with
  21.7
   per cent for the same period in 200
  8
  .

  Total assets were C$
  70.1
   billion at 31 March 200
  9
   compared with C$
  71.7
   billion at 31 March 200
  8
  .

  Total funds under management were C$
  21.5
   billion at 31 March 200
  9
   compared with C$
  26.3
   billion at 31 March 200
  8
  .

  Tier 1 capital ratio of 10.
  2
   per cent and a total capital ratio of 12.
  6
   per cent at 31 March 2009 compared to 9.1 per cent and 11.3 per cent respectively at 31 March 2008.
  ^^^

^

Results are prepared in accordance with Canadian generally accepted accounting principles.
^^

Restated
 to reflect accoun
ti
n
g
 for the acquisition of HSBC Financial Corporation Limited ("HSBC Financial") on 30 November 2008. Interim period results prior to 31 December 2008 have been restated to combine the previously reported results of the bank with those of HSBC Financial to reflect the continuity of interests method of accounting, as detailed in note 2 to the consolidated financial statements in the 2008 Annual Report. References in this new
s
 rel
e
ase to "ba
n
king operations" relate to those excluding HSBC Financial and "
c
onsumer finance" refers to the business
es
 of HSBC Financial.

^^^

Calculated

using guidelines
 issued by the
O
ffice of the Superintendent of Financial Institutions in accordance with
Basel
 II capital adequacy framework
.
 31 March 2008 ratios have not been restated to include HSBC Financial.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares for the three months ended 31 March 2009 of C$85 million, a decrease of 52.8 per cent compared to C$180 million reported in the same period in 2008, and a decrease of C$30 million, or 26.1 per cent, from C$115 million for the fourth quarter of 2008.
This includes the results o
f

the Consumer Finance
b
usiness
 which made a net loss attributable to
common
share
s
of
C
$16 million in the first quarter of 2009 compared to net income attributable to common
share
s
 of
C
$25 million reco
r
ded in the same period of 2008
 and
C
$9 million in the fourth quarter of 2008.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank
Canada
, said:

"
Canada
, along with
most developed economies
,
 is in recession and this inevitably affected our results in the first quarter. Credit provisions increased and net interest margins declined due to falling interest rates and a very competitive market for deposits.
While t
he economic outlook for the
rest of 2009
 remains challenging, we remain committed to supporting our
core
customer
relationships and focusing on costs in a less certain environment for revenues
. We have a strong
and liquid
balance sheet
further
 enhanced by a successful preferred share offering completed after
 the quarter end
, and remain committed to maintaining our traditional financial strength.
"

Net interest income

Net interest income for the three months ended 31 March 2009 was C$350 million compared with C$425 million for the same period last year, a decrease of C$75 million, or 17.6 per cent. Although average interest earning assets decreased only marginally to C$62.4 billion from C$62.9 billion, there was a considerable decrease in net interest margin to 2.27 per cent compared with 2.72 per cent in 2008.

Net interest income from banking operations, which consists of Personal Financial Services, Commercial Banking and Global Banking and Markets, decreased by C$49 million and net interest margin decreased to 1.73 per cent in the quarter from 2.08 per cent in the same period last year. Multiple reductions in prime interest
rates during 2008 and 2009 resulted in reduced interest income on our floating rate loans, which was not offset by an equal reduction in interest expense as our deposit rates
 repriced downwards
more slowly
. Also impacting net interest margin was the reduction in the value of interest free funds and low interest deposits in a falling interest rate environment as well as the lower rates earned on government and other securities. Wider credit spreads experienced across the banking industry also adversely impacted the relative cost of wholesale funding compared with the same period in the prior year. The reduction in average interest earning assets reflected
 the sale of the automobile loan portfolio in July 2008. Net interest income for the Consumer Finance business decreased by C$26 million compared to the same quarter in 2008 mainly as a result of a reduction in average receivables including consumer finance automobile and other loans.

Net interest income for the first quarter of 2009 was C$25 million, or 6.7 per cent lower compared with the fourth quarter of 2008 of which C$18 million arose from banking operations and C$7 million from
C
onsumer
F
inance
 business
. Although average interest earning assets increased to C$62.4 billion from C$61.1 billion in the previous quarter, this was offset by a 17 basis points reduction in net interest margin to 2.27 per cent. This was primarily as a result of factors noted above, particularly further reductions in the prime rate recorded in the first quarter of 2009 and lower yields on securities.

Non-interest revenue

For the three months ended 31 March 2009, non-interest revenue was C$243 million, C$4 million, or 1.7 per cent, higher compared with C$239 million for the same period last year.

Revenues from customer banking activities, including deposit and payment service charges, trade finance and credit fees, were comparable to the prior year reflecting the underlying strength and robustness of our core banking business. Securiti
s
ation income increased, partially due to increased activity
and
 falling interest rates
 also genera
ted
 a benefit
.
 Volatility in market interest rates and credit spreads continued to affect the valuation of trading assets and liabilities, which have significantly impacted reported results.
 Trading revenue was higher mainly as a result of the impact of mark to market gains from interest rate derivatives used as economic hedges
. These gains were
 offset by the impact of narrowing credit spreads on the value of certain debt obligations recorded at fair value
. This generated
 a charge to income in the first quarter of
2009 of
C$9 million compared to a credit of C$18 million in the first quarter of 2008. Capital market fees were higher due to increased underwriting activity in 2009, particularly from Canadian Bank preferred share and public sector debt issues. Investment administration fees were lower reflecting the reduced
 market values of customer portfolios.
A
s a result of
further
 economic
 weakness
 in the first quarter of 2009, the bank recorded, as a reduction of other income, a provision of C$20 million in respect of
a loss
 contingency arising from a transa
c
tion occurring in a previous year.

Non-interest revenue
 in the first quarter of 2009
 was C$20 million or 9.0 per cent higher compared with C$223 million in the last quarter of 2008.
A C$1 million
 provision for other than temporary impairment of available-for-sale securities has been recorded
 during
 the quarter
compared to an impairment of C$49 million on Canadian non-bank
s
ponsored Asset Backed Commercial Paper ("non-bank ABCP") and provisions for other than temporary impairment of available-for-sale securities of C$8 million that were recorded in the fourth quarter of 2008. Securiti
s
ation income
in the first quarter of 2009
was C$13 million higher
 than the fourth quarter of 2008
due to increased activity as well as the continuing benefit from falling interest rates. Trading revenue was C$28 million lower than the fourth quarter of 2008. Higher mark to

market gains
in the first quarter of 2009
from interest rate derivatives used for economic hedges and balance sheet management were offset by very strong foreign exchange revenue arising from volatile foreign exchange markets and the favourable impact of foreign currency funding in a lower interest rate environment in the fourth quarter of 2008. Trading revenue was also adversely impacted in the first quarter of 2009
by C$9 million arising from the impact of narrowing credit spreads on the value of certain debt obligations recorded at fair value compared to a credit of C$73 million recorded in the fourth quarter of 2008. Other non-interest revenue in the first quarter of 2009 was negatively impacted by the effect of the loss
contingency
 referred to above.

There was no material income statement impact
arising from
 the restructuring of the
bank's
non- bank
ABCP a
s a result of

t
he implementation of the Montreal Accord in the first quarter of 2009.
For further details on the restructuring plan, refer to the first quarter 2009
r
eport to
s
hareholders.

Non-interest expenses

For the three months ended 31 March 2009, non-interest expenses were C$291 million compared with C$310 million for the same period last year, a decrease of C$19 million, or 6.1 per cent. Salaries and benefits were lower, reflecting a lower number of staff, particularly in the Consumer Finance business as a result of changes in its branch network
. Premises costs increased
modestly, in part as
a
result of
increase
d
 amorti
s
ation costs. Other non-interest expenses were lower due to reductions in a number of expense categories, particularly IT expenses and marketing.
 The cost efficiency ratio for the first quarter of 2009 increased to 49.1 per cent from 46.7 per cent in the same period in 2008, as a result of the decrease in total revenue.

Non-interest expenses for the first quarter were C$291 million compared to C$295 million for the fourth quarter of 2008. Salaries and benefits were higher due to reduced
 variable compensation recorded in the fourth quarter of 2008 as well as lower
 pension and benefits expenses arising from the release of the pension plan valuation allowance. Premises and equipment expenses were in line with
 the fourth quarter of 2008. Other expenses were C$2
7
 million lower as a result of lower marketing expenditure
s and an increased focus on
 containment initiatives on other discretionary expenditures.
The cost efficiency ratio improved slightly from 49.3 per cent in the fourth quarter of 2008 to 49.1 per cent in the current period.

Credit quality and provision for credit losses

For the three months ended 31 March 2009, the provision for credit losses was C$161 million compared with C$75 million for the same period in 2008 and C$136 million recorded in the fourth quarter of 2008.
Included in these amounts were provisions of
C
$77 million
f
or the three months ended 31 March 2009

related
to the C
onsumer
F
inance
business
compared with C$
50 million and
C
$57
million for the same period in 2008 and
for
 the fourth quarter of 2008
 respectively
.
 The
se
 increase
s
 ha
ve
 been driven by continuing economic weakness and deterioration in credit conditions for certain borrowers as well as deterioration in the Consumer Finance business sector.

Gross impaired credit exposures were C$1,157 million compared with C$932 million at 31 December 2008, and C$467 million at 31 March 2008. Total impaired exposures, net of specific allowances for credit losses, were C$923 million at 31 March 2009 compared with C$770 million at 31 December 2008 and C$366 million at 31 March 2008.

The general allowance for credit losses of C$475 million at 31 March 2009 is C$22 million higher than C$453 million at 31 December 2008 and C$37 million higher than C$438 million at 31 March 2008 mainly due to higher provisions in the Consumer Finance business due to worsening economic conditions. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.46 per cent at 31 March 2009 compared with 1.24 per cent at 31 December 2008 and 1.06 per cent at 31 March 2008. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

The effective tax rate in the first quarter of 2009 was 28.9 per cent, which compared to 32.6 per cent in the same quarter of 2008 and 23.8 per cent in the fourth quarter of 2008, which benefited from the non-taxable release of a pension plan allowance.

Balance sheet

Total assets at 31 March 2009 were C$70.1 billion, a decrease of C$1.9 billion from 31 December 2008, and C$1.6 billion from 31 March 2008.
Global and credit market conditions have caused a tightening of available credit, as well as an extremely competitive environment for both personal and commercial deposits.
Commercial loans decreased by C$0.
6
 billion from the end of 2008. Residential mortgage originations decreased by C$0.2 billion and
,
 when combined with a C$0.2 billion increase in securiti
s
ations in
the first quarter of
2009
,
 resulted in an overall decrease of C$0.4 billion. Consumer loans and personal lines of credit in the
P
ersonal
F
inancial
S
ervices business were up slightly to C$5.4 billion while receivables of the Consumer Finance business decreased by C$0.2 billion. Liquidity remained strong at 31 March 2009, with more than C$17.0 billion of securities and reverse repurchase agreements compared to C$17.5 billion at 31 December 2008 and C$14.8 billion at 31 March 2008.

Total deposits decreased by C$2.2 billion to C$49.8 billion at 31 March 2009 from C$52.0 billion at 31 December 2008 and were C$0.2 billion lower compared with C$50.0 billion at 31 March 2008. Personal deposits grew by C$1.0 billion over 31 December 2008 mainly driven by growth in the number of High Rate and Direct Savings accounts, while higher cost
wholesale deposits decreased by C$2.5 billion
 as a result of lower client borrowings and securiti
s
ations of C$1.3 billion
.

Total assets under administration

Funds under management were C$21.5 billion at 31 March 2009 largely unchanged from C$21.3 billion at 31 December 2008. However, declines in equity markets during 2008 caused a decrease from C$26.3 billion at 31 March 2008. Including custody and administration balances, total assets under administration were C$30.8 billion compared with C$30.5 billion at 31 December 2008 and C$37.3 billion at 31 March 2008.

Capital management

and regulatory capital ratios

C
apital
a
dequacy ratios
calculated in accordance with the
Basel II
 framework
were
10.
2
 per cent
 for tier 1
and
12.
6
 per cent
 overall
 at
 31 March 2009
up marginally from
 31 December 200
8
, and

compared to
9.1

per cent and
11.3
 per cent respectively at 31 March 200
8
, which were not restated to reflect the acquisition of HSBC Financial.

Subsequent to the quarter end, on 8 April 2009, the
bank's
issue of 10,000,000 Class 1 Preferred Shares Series E of
C
$25 each for cash was completed at a coupon of 6.60 per cent and raised approximately
C
$
246 million
, net of issue of costs.
 Pro
-
forma
t
ier 1 and overall capital
adequacy
ratios at 31 March 2009 would be 10.
8
 per cent and 13.
2
 per cent, respectively.

Dividends

During the first quarter of 2009, the bank declared and paid C$
70
 million in dividends on HSBC Bank
Canada
 common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The first dividend of
C
$0.3762 per share has been declared on Class 1 Preferred Shares - Series E. Dividends will be payable on 30 June 2009, for sharehol ders of record on 15 June 2009.

Accounting policies adopted in 200
9

C
ertain new accounting standards have bec
o
me effective for 2009
. This
 ha
s resulted in a reclassification for the current and previous periods of the net carrying value
 of

certain
computer
 software
costs
from computer equipment
included in
l
and,
b
uildings and equipment
to intangible assets
included in other assets
although this has not
 resulted in any changes to the bank's
total assets
. In addition, corresponding amorti
s
ation
has been
 reclassified
for the current and previous periods
from premises
 and
equipment
 expenses
 to other non-interest expense although there is no change in reported net income
. Reference should be made to note 2 to the consolidated financial statements included in the first quarter
2009
report to shareholders
.

Certain prior period amounts have been reclassified to conform to
 the current year
'
s presentation.
In addition,
comparatives for
 certain
 interim
period
s
 in
2008 have been restated to reflect the acquisition of HSBC Financial Corporation Limited accounted for using the continuity of interests method. Reference should be made to the Bank's 2008 Consolidated Financial Statements included in the 2008 Annual Report and Accounts for more detailed information on the acquisition.

About HSBC Bank
Canada

HSBC Bank
Canada
, a subsidiary of HSBC Holdings plc, has more than
290
 offices. With around
9,500
offices in
86
 countries and territories and assets of US$
2,527
 billion at 31 December 200
8
, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank
Canada
 and its products and services.

Media enquiries to:
Ernest Yee

604-641-2973
Sharon
 Wilks

416-868-3878

Copies of HSBC Bank
Canada
's first quarter 200
9
 report will be sent to shareholders in May 200
9
.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank
Canada
. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank
Canada
 operates.
Canada
 is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues.
In addition, there may be a number of factors relating to the valuation of non-bank ABCP.
 The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

Summary

	Quarter ended
Figures in C$ millions (except per share amounts)	31 March 2009	31 December 2008	31 March 2008 (1)

Earnings
Net income attributable to common shares	$85	$115	$180
Basic earnings per share (C$)	0.17	0.22	0.34

Performance ratios (%)
Return on average common equity	10.0	12.8	21.7
Return on average assets	0.48	0.61	0.99
Net interest margin ^	2.27	2.44	2.72
Cost efficiency ratio ^^	49.1	49.3	46.7
Non-interest revenue: total revenue ratio	41.0	37.3	36.0

Credit information
Gross impaired credit exposures	$1,157	$932	$467
Allowance for credit losses
- Balance at end of period	709	615	539
- As a percentage of gross impaired credit exposures	61%	66%	115%
- As a percentage of gross loans and acceptances	1.46%	1.24%	1.06%

Average balances
Assets	$72,3 46	$75,161	$73,073
Loans	42,790	44,643	43,796
Deposits	51,805	53,522	50,973
Common equity	3,46 1	3,565	3,353

Capital ratios (%) ^^^
Tier 1	10.2	10.1	9.1
Total capital	12.6	12.5	11.3

Total assets under administration
Funds under management	$21,503	$21,287	$26,283
Custody accounts	9,260	9,221	11,006
Total assets under administration	$30,763	$30,508	$37,289

^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.
^^^
Calculated
using guidelines issued by the Office of the Superintendent of Financial Institution
Canada

in accordance with

Basel
 II

capital adequacy framework.
 31 March 2008 ratios have not been restated to include HSBC Financial.

(1) Restated to reflect the acquisition of HSBC Financial.

Consolidated Statement of Income (Unaudited)

	Quarter ended
Figures in C$ millions	31 March	31 December	31 March	(1)
(except per share amounts)	2009	2008	2008

Interest income:
Loans	$551	$670	$819
Securities	68	68	76
Deposits with regulated financial institutions	4	21	36
	623	759	931

Interest expense:
Deposits	225	332	441
Interest bearing liabilities of subsidiaries, other than deposits	38	42	55
Debentures	10	10	10
	273	384	506

Net interest income	350	375	425

Non-interest revenue
Deposit and payment service charges	27	30	27
Credit fees	34	30	32
Capital market fees	26	22	22
Investment administration fees	26	28	33
Foreign exchange	10	13	11
Trade finance	7	7	5
Trading revenue	76	104	54
Losses on available-for-sale securities	(1)	(55)	-
Gains on other securities	1	-	1
Securiti s ation income	35	22	27
Other	2	22	27
	243	223	239
Total revenue	593	598	664

Non-interest expenses:
Salaries and employee benefits	160	137	171
Premises and equipment	41	41	38
Other	90	117	101
	291	295	310

Net operating income before provision for credit losses	302	303	354
Provision for credit losses	161	136	75
Income before taxes and
non-controlling interest in income of trust	141	167	279
Provision for income taxes	39	38	89
Non-controlling interest in income of trust	6	7	6
Net income	$96	$122	$184
Preferred share dividends	11	7	4
Net income attributable to common shares	$85	$115	$180

Average number of common shares outstanding (000's)	498,668	517,122	526,349
Basic earnings per common share	$0.17	$0.22	$0.34

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

Condensed Consolidated Balance Sheet (Unaudited)

	At 31 March	At 31 December	At 31 March	(1)
Figures in C$ millions	2009	2008	2008

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada
and other banks	$446	$434	$53 5
D eposits with regulated financial institutions	1,403	1,42 1	3,17 3
	1,849	1,855	3,708

Securities:
Available-for-sale	11,078	9,683	6,411
Held-for-trading	1,816	1,079	1,630
Other	57	56	42
	12,951	10,818	8,083

Securities purchased under reverse repurchase agreements	4,070	6,682	6,700

Loans:
Business and government	22,454	23,067	21,940
Residential mortgage s	11,526	11,869	12,292
Consumer finance loans	3,832	4,029	4,872
Other consumer loans	5,424	5,296	5,361
Allowance for credit losses	(709)	(615)	(539)
	42,5 27	43,646	43,926
Other:
Customers' liability under acceptances	5,394	5,209	6,265
Derivatives	1,901	2,448	905
Land, buildings and equipment	123	126	141
Other assets	1,314	1,265	1,935
	8, 732	9,048	9,246
	$70, 129	$72,049	$71, 6 63

Liabilities and S hareholders' equity
Deposits:
Regulated financial institutions	$999	$1,264	$1,646
Individuals	22,147	21,064	19,455
Businesses and governments	26,659	29,634	28,891
	49,805	51,962	49,992
Other:
Acceptances	5,394	5,209	6,265
Interest bearing liabilities of subsidiaries, other than deposits	4,284	4,164	5,193
Derivatives	1,487	2,023	692
Securities sold under repurchase agreements	493	715	712
Securities sold short	591	631	906
Other liabilities	2, 661	1,974	2,917
Non-controlling interest in trust and subsidiary	430	430	430
	15, 340	15,146	17,115

Subordinated debentures	795	788	805
Shareholders' equity:
Capital stock
Preferred shares	696	696	350
Common shares	1,225	1,225	1,293
Contributed surplus	1	-	234
Retained earnings	1,9 65	1,950	1,851
Accumulated other comprehensive income	302	282	23
	4, 189	4,153	3,751
Total liabilities and shareholders' equity	$70, 129	$72,049	$71,663

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited
.

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended
Figures in C$ millions	31 March	31 December	31 March (1)
	2009	2008	2008

Cash flows provided by (used in):
- operating activities	133	62	26 9
- financing activities	(2,340)	342	1,4 4 7
- investing activities	2,220	(503)	(1, 735)

Increase (decrease) in cash and cash equivalents	13	(99)	( 1 9)
Cash and cash equivalents, beginning of period	420	519	528
Cash and cash equivalents, end of period	433	420	509

Represented by:
- Cash resources per balance sheet	446	434	5 35
- less non-operating deposits ^	(13)	(14)	(26)
- Cash and cash equivalents, end of period	433	420	509

^ Non-operating deposits are comprised primarily of cash restricted for recourse on securiti s ation transactions.

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 07 May 2009